UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2025

Commission file number: 001-41760

ParaZero Technologies Ltd.

(Translation of registrant’s name into English)

1 Hatachana Street

Kfar Saba, 4453001, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

CONTENTS

On May 26, 2025, the board of directors of ParaZero Technologies Ltd. (the “Company”) appointed Mr. Ariel Alon as the Company’s chief executive officer, effective July 26, 2025, or, if possible, earlier.

Mr. Alon is an experienced executive with a proven track record of leading and managing high-performing local and global business teams across multiple sectors, including unmanned aircraft systems, finance, high-tech, defense, government ministries, and distribution companies in Israel, the U.S., EMEA, and APAC. Since 2023, Mr. Alon has served as the chief sales officer of Aerodrome Group and the chief executive officer of its subsidiary, Aerodrome LTD. This aerial intelligence company is transforming the way organizations utilize data collected through drones and UAVs, where he led and managed all aspects of the company’s operations. Additionally, from 2020 to 2023, Mr. Alon held the position of vice president of sales and general manager for Israel at Voyager Labs, an AI cybersecurity company, where he directed the company’s sales strategies, business development initiatives, marketing efforts, complex projects, and significant tenders. From 2019 to 2020, Mr. Alon was the Israeli country manager for Atos (EPA: ATO), a multinational information technology service and consulting company, where he managed all Israeli operations and facilitated the expansion of global operations through innovative solutions developed in Israel. Before these positions, Mr. Alon held various senior business development and sales roles at several defense, cybersecurity, and technology companies, including Elbit Systems (NASDAQ: ESLT) and Rafael Advanced Defense Systems. Mr. Alon earned a B.A. in business administration and an M.B.A. in finance and marketing, from the Ruppin Academic Center in Israel.

This Form 6-K is incorporated by reference into the Registrant’s Registration Statements on Form S-8 (File No. 333-278268 and 333-285054) and Form F-3 (File Nos. 333-281443 and 333-275351), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ParaZero Technologies Ltd.

Date: May 27, 2025	By:	/s/ Boaz Shetzer
		Name:	Boaz Shetzer
		Title:	Chief Executive Officer

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